UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: October 9, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 10.5% YoY INCREASE IN SEPTEMBER 2025 REVENUE; 3Q25 REVENUE INCREASES 7.1% QoQ

Hsinchu, Taiwan, October 9, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of September 2025 and for the third quarter ended September 30, 2025. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.46 to US$1.00 as of September 30, 2025.

Revenue for the third quarter of 2025 was NT$6,143.7 million or US$201.7 million, representing an increase of 7.1% from the second quarter of 2025, and an increase of 1.2% from the third quarter of 2024.

Revenue for the month of September 2025 was NT$2,087.4 million or US$68.5 million, representing a decrease of 0.1% from August 2025, and an increase of 10.5% from September 2024. The Company’s double-digit September revenue growth year-over-year was driven by stronger customer allocations in growth markets, and the memory industry upcycle with favorable pricing and higher volumes. While tariffs have not had a material impact year-to-date, the Company continues to monitor developments and will adjust as needed to best support customers.

Consolidated Monthly Revenues (Unaudited)
	September 2025	August 2025	September 2024	MoM Change	YoY Change
Revenues (NT$ million)	2,087.4	2,090.3	1,888.9	-0.1%	10.5%
Revenues (US$ million)	68.5	68.6	62.0	-0.1%	10.5%

Consolidated Quarterly Revenues (Unaudited)
	Third Quarter 2025	Second Quarter 2025	Third Quarter 2024	QoQ Change	YoY Change
Revenues (NT$ million)	6,143.7	5,735.8	6,068.0	7.1%	1.2%
Revenues (US$ million)	201.7	188.3	199.2	7.1%	1.2%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, based on a number of important factors and risks, which are more specifically identified in the Company’s most recent U.S. Securities and Exchange Commission (the “SEC”) filings. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in its other filings with the SEC.